

USPB UPDATE

Volume 10, Issue 7 www.uspremiumbeef.com July 14, 2006

Company posts record third quarter

USPB Announces 3rd Quarter Results

Improved market conditions enabled U.S. Premium Beef, LLC (USPB) to post record third quarter earnings, which ended May 27, 2006. USPB recorded net income of approximately $12.9 million, or basic earnings per set of linked units (one Class A and one Class B unit) of $18.66 during the third quarter. For the fiscal year-to-date period ending May 27, 2006, the company recorded a net loss of approximately $1.1 million, or basic loss per set of linked units of $1.59.

"During the quarter, continued growth of value added sales and a larger number of cattle processed resulting in improved plant capacity utilization enabled our processing company to improve its earnings," Steve Hunt, USPB CEO, explains.

USPB posted record third quarter earnings of approximately $12.9 million or basic earnings of $18.66 per set of linked units.

"**We continue to be hopeful that the U.S.** will normalize relationships with its international trading partners which could return the U.S. beef processing industry and NBP to a more normal state of operations relative to our export business," Hunt points out. "While there is a framework of an agreement for the resumption of trade with Japan, we do not have a firm date on which trade will resume.

"We are encouraged by the strong earnings performance of the third quarter and, with the addition of the Brawley Beef facility, believe USPB is in an excellent position to compete as one of the world's leading producers of high quality beef products," he adds. "Our near term objectives have not changed. We remain committed to generating more value out of our unique integrated food system. USPB's producer ownership and commitment is an important ingredient to more normalized profitability as we work to recover lost export markets and grow our domestic business."♦

Two types of programs to qualify for export markets

Understanding USDA's Age Verification Programs

By Brian Bertelsen, Director of Field Operations

With the recent announcement that USDA and the Japanese government have agreed on a framework for reopening U.S. beef trade to Japan, interest in how to qualify cattle for export to that country is heating up.



Cattle qualifying for USPB's age verified premium need to be individually identified and have either individual or group birth date information.

There are two types of USDA programs for Age Verification (AV) within live animal production: Supplier-based programs and cattle-based programs. National Beef has a supplier-based program but is scaling it back in part because there are now other programs for producers to use to qualify cattle for export as explained in this article.

Supplier-based programs include auditing feedlot practices. Companies with supplier-based programs can approve a feedlot as a supplier to manage AV cattle and deliver them to a packer. This is required to ensure that all feedlots that manage AV cattle have adequate practices, procedures, training and record keeping to accurately track and maintain identity of AV cattle through their feedlot and properly deliver them to a processor like National Beef.

…continued on page 2

Natural Cattle Need Reservations

The company's two newest branded product lines, Naturewell™ and NatureSource™, are meeting with good acceptance in the marketplace and by feedlot suppliers. As a reminder, we accept a limited number of cattle into these programs each week. We recommend consigning natural grid cattle ***up to 120 days prior to delivery*** in order to determine program availability. National Beef needs time to approve the feedyard and has the sole discretion for approval based on geography and annual marketing potential of natural cattle by the feedyard. For more information call USPB at 866-877-2525.♦

Understanding USDA's Age Verification… *continued from page 1*

Individual feedyards can develop their own program and become approved directly by USDA. Or, a company can gain approval from USDA and then approve feedlots and producers to operate under its "umbrella" program. These are the supplier-based programs listed in the table below. They can be used by feedlots to deliver AV cattle to National Beef as an alternative to using National Beef's "umbrella" program. Many of the USPB Qualified Custom Feedlots have approval from USDA either directly or through various "umbrella" type programs.

Supplier-based programs can also be used to approve cattle that will enter, or perhaps already have entered, an approved feedlot. If cattle are approved through one of these programs, an evaluation and/or audit of the ranch of origin and any other producers who managed those cattle must typically be conducted by a trained feedlot representative or an approved representative of the company that offers the program. Essentially, the producers who managed the cattle prior to the feedlot must all be "approved suppliers" within the USDA approved program.

Regardless of the program used, it is highly recommended by U.S. Premium Beef and National Beef that all feedyards that manage and deliver AV cattle utilize some type of group/lot tagging system. This makes National Beef's approval and verification process when unloading at the plant much more accurate and timely. Lot tags are easier to describe and verify at the plant than multi-colored ranch tags lacking a consecutive number scheme.

Cattle-based programs approve cattle and can be used for feeder cattle and calves before they leave the ranch of origin.

When cattle are enrolled and become USDA Age Verified before leaving the ranch of origin, the cattle can then be managed by other producers at different locations such as salebarns, grow yards, backgrounders or custom grazers without requiring those producers to be trained, approved and audited by a USDA program.

In other words, intermediate producers can manage those cattle without becoming an "approved supplier", as in supplier-based programs. *Cattle-based programs are typically the only way cattle can be physically marketed through a **traditional salebarn auction** and remain eligible for export programs.* To do so, the program will usually require a Program Compliant Tag which is tamper proof and cannot be reused once removed from the animal.

Enrolling cattle in these programs before leaving their origin

Supplier-based Programs Approved by USDA

COMPANY NAME/Program & Website	CONTACT	PHONE
Beef Concepts/**Bovitrak** www.beefconcepts.com/bovitrak/	Mark Schoenfeld	800-504-4562
IMI Global/**US Verified™** www.usverified.com	Jake Wagner	816-858-4796
Samson LLC www.samson-inc.com	Scott Mueller	402-246-2084
Sterling Solutions www.sterlingtraceback.com	John Nalivka	541-473-3266
Texas Cattle Feeders Association www.tcfa.org	Benjamin Weinheimer	806-358-3681

Cattle-based Programs Approved by USDA

COMPANY NAME/Program & Website	CONTACT	PHONE
AgInfoLink (AIL) www.aginfolink.com/pvp	Glenn Smith	800-287-8787
AIL/KS Farm Bureau/Ag Solutions www.agsolusa.com/bvs/	Mark Nelson	800-406-3053
American Angus Assoc./Angus Source® www.angussource.com	Sara Moyer	816-383-5100
Beef Concepts/Bovitrak www.beefconcepts.com/bovitrak/	Mark Schoenfeld	800-504-4562
eMerge Interactive/CattleLog™ www.cattlelog.com/overview/pvp.htm	Mardie Robbins	866-239-2665
IMI Global/US Verified™ www.usverified.com	Jake Wagner	816-858-4796
Missouri Dept. of Ag (MDA) www.mda.mo.gov/qsa/	Greg Onstott	573-751-7766
MDA/Joplin Regional Stockyards www.joplinstockyards.com	Mark Harmon	417-548-2333
MDA/MO Cattlemen's Assoc. www.mocattle.com/MCA-SAV.htm	Brent Bryant	573-499-9162
MDA/MO Vet. Med. Assoc./MO Stocker-Feeder Quality Assurance Program www.mvma.us	Richard Antweiler	573-636-8737
MDA/MFA Health Track www.mfahealthtrack.net	Steve Bartholomew	573-864-2270
Merial/SureHealth™ http://surehealth.us.merial.com/	Jeff Schoen	918-645-936
North Dakota Beef Cattle Improvement Assoc./CalfAID www.ag.ndsu.nodak.edu/dickinso/chaps/ndbcia.htm	Kris Ringwall	701-483-2045
Samson LLC www.samson-inc.com	Scott Mueller	402-246-2084
Sterling Solutions www.sterlingtraceback.com	John Nalivka	541-473-3266

usually involves some type of training, evaluation and/or audit procedure by a trained representative of the company that has gained USDA approval. Therefore, when those approved cattle enter a feedyard, it also alleviates the need for any evaluating or auditing to be done by feedyard staff since it was already done when they were originally enrolled.

If a feedlot feeds cattle that were enrolled on the ranch of origin, the feedlot must still utilize a supplier-based program to deliver those cattle to a processor. Cattle-based programs do not address feedlot practices and therefore cannot approve a feedlot as a "supplier".

Supplier-based programs are required even if the cattle are "home-raised" by the feedlot. Therefore, if "home-raised", "home-fed" cattle are enrolled in a cattle-based program, a supplier-based program is still required for the feedlot even if the feedlot and ranch are the same entity. See page 2 for a listing of the cattle-based programs that can be used by ranchers to certify their calves and then deliver AV cattle to feedlots or market their feeder cattle as Age Verified.

U.S. Premium Beef and National Beef strongly recommend that ranches record and maintain birth records, identify their calves and then certify the calves they produce with a cattle-based program. Some of those programs will also certify additional things such as breed (genetics) or how they are produced (preconditioned, natural or non-hormone treated). This can add value to the calves.

For a complete list of all currently approved USDA programs, visit the following websites:

http://www.ams.usda.gov/lsg/arc/qsap.htm
http://processverified.usda.gov/

For more information about AV programs call our office at 866-877-2525.♦

Two USPB Board Positions Up For Election at Annual Meeting

Two Even Slot positions on USPB's Board of Directors will be up for election at this year's annual meeting set for November 29 in Wichita, KS. Board Chairman, Terry Ryan and John Fairleigh, Secretary, currently hold the two Even Slot positions and have confirmed they will seek re-election.

All candidates must follow USPB procedures for being nominated for a USPB Board position. Those procedures include requesting an application from a Nominating Committee member, returning the completed application to the Nominating Committee by August 31, 2006, and participate in an interview with the Nominating Committee. In order to effectively evaluate Board nominee eligibility and qualifications, USPB's current policy does not allow for nominations from the floor at the annual meeting. Candidates must be Even Slot deliverers to qualify for the two positions expiring this year.

Nominating Committee members include: John Adams, Chairman (620-563-7532), Mary Ann Kniebel, Secretary (785-349-2821), Bill Greving (785-973-2224), Joe Morgan (620-872-5834) and Matt Perrier (620-583-5033).♦

National Carriers Adds Fieldman

National Carriers (NC) has hired Ron Culbertson to serve as a Fieldman for its Livestock Division. NC has also opened a small terminal in St. Joseph, MO, for trucks to base out of. If you have questions regarding NC's cattle trucking, please call Ron at 620-629-5565 (cell) or 620-626-0273 Ext. 17 (office). Ron's email address is rlculbertson@nationalcarriers.com. ♦

Choice/Select Spread Remains Wide

USDA's Choice/Select spread stayed unseasonably strong in early July resulting in excellent premiums on USPB's grids.♦



USDA Weekly Choice/Select Spread

USPB BENCHMARK PERFORMANCE DATA

Cattle Marketed Between 6/4/06 and 7/1/06				
(Numbers in Percent)	**Base Grid**		**Market Grid**	
	All	**Top 25%**	**All**	**Top 25%**
Yield	63.86	64.18	63.96	64.06
Prime	1.35	3.25	0.93	2.10
Choice	55.50	73.52	51.07	69.33
CAB	9.67	17.50	7.75	13.75
NAB	6.30	8.88	0.64	0.45
Black Hided	78.46	84.85	68.71	69.84
Ungraded	1.52	0.77	2.31	0.92
Hard Bone	0.13	0.11	0.07	0.02
YG1	4.58	2.34	8.02	6.03
YG2	31.54	25.75	35.91	33.89
YG3	47.70	53.66	42.18	47.17
YG4	14.64	16.73	12.41	11.54
YG5	1.52	1.52	1.47	1.39
Light Wt.	0.31	0.23	0.23	0.16
Heavy Wt.	1.10	1.04	1.17	0.50
QG Premium	$19.88	$53.70	$23.49	$59.34
Yield Benefit	$8.80	$17.02	$5.21	$6.60
YG P/D	-$7.21	-$8.81	-$7.33	-$7.18
OW Discount	-$1.79	-$1.62	-$1.91	-$0.92
S/H Premium	$1.63	$1.79	$3.36	$3.44
Total Prem.	**$21.31**	**$62.08**	**$22.82**	**$61.28**

USPB Qualified Custom Feedlot List

U.S. Premium Beef's Qualified Custom Feedlot (QCF) list is designed to assist producers who are looking for a feedlot that has knowledge and experience in finishing cattle for USPB's quality-based system. USPB recognizes these feedlots because they agree to practice the requirements established by the company. This added assurance provides confidence to producers looking for a custom feedlot where USPB has examined and confirmed the production practices.

Proper management is a critical ingredient to successful grid marketing. However, it is not a guarantee. Genetic potential of the cattle plays an important role as well. The USPB Qualified Seedstock Supplier (QSS) list, which includes breeders who offer genetics designed for the production of high quality grading carcasses, is also available on the USPB website at www.uspremiumbeef.com. For more information about QCF and QSS members call USPB at 866-877-2525.

State	Feedlot	City	Contact	Phone
CO	Buol & Asher Feeding Co.	Burlington	John Buol	719-346-7072
CO	Hunt Feedyard	Platteville	David Hunt	970-737-2437
CO	Triple H Farms, Inc.	Stratton	Bill Hornung, Jr.	719-348-5604
KS	Ashland Feeders	Ashland	Scott Girard	620-635-2213
KS	Black Diamond Custom Feeders	Herington	Doug Laue	785-258-3721
KS	Brookover Cattle Co.	Scott City	Mike Binns	620-872-5817
KS	Cadillac Feeders	Scott City	Matt McCauley	620-872-3010
KS	Carpenter Cattle Co., Inc.	Brewster	Wayne Carpenter	785-694-2454
KS	Cattle Empire, LLC	Satanta	Roy Brown	620-649-2235
KS	Cow Camp Feedyard	Ramona	Tracy Brunner	785-965-2228
KS	Crist Feedyard, Inc.	Scott City	Ty Rumford	620-872-7271
KS	Fairleigh Feedyard	Scott City	Jerry Kuckelman	620-872-2111
KS	Floyd Feedyard	Johnson	Martie Floyd	620-492-6610
KS	Harkness Cattle & Land, Inc.	Scott City	Mike Harkness	620-872-5627
KS	Hays Feeders, LLC	Hays	Kendall Hopp	785-625-3415
KS	HRC Feed Yards, Inc.	Scott City	Terry Ryan	620-872-5328
KS	KC Feeders	Scott City	Bill Hommertzheim	620-872-5376
KS	Midwest Feeders, Inc.	Ingalls	Jeff Sternberger	620-335-5790
KS	Poky Feeders, Inc.	Scott City	Joe Morgan	620-872-5834
KS	Pratt Feeders, LLC	Pratt	Jerry Bohn	620-672-6448
KS	Stampede Feeders	Scott City	Don Herbers	620-872-0800
KS	Triangle H Grain & Cattle, Co.	Garden City	Sam Hands	620-276-4004
KS	Winger Feedyard, Inc.	Johnson	Gerald Clary	620-492-6802
NM	Double A Feeders, Inc.	Clayton	Gene Atchley	505-374-2591
NM	Schmitz Feedlot	Clayton	Roger Schmitz	505-374-8193
OK	Buffalo Feeders	Buffalo	Tom Fanning	580-735-2511
TX	McLeod Farms	Morse	Rex McCloy	806-878-2649
TX	Perryton Feeders, Inc.	Perryton	Johnny Scribner	806-435-5466

U.S. Premium Beef, LLC
P.O. Box 20103
Kansas City, MO 64195

Presort First Class
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Kansas City, MO
Permit #6412

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